Exhibit 99.1

Pingtan Marine Enterprise Responded to the Designation of Being included in the SDN List by the U.S Department of the Treasury’s Office of Foreign Assets Control

Fuzhou, China, December 16, 2022 – Pingtan Marine Enterprise Ltd. (Nasdaq: PME), (“Pingtan” or the “Company”), a fishing company based in the People’s Republic of China (the “PRC”), today announced that it was notified by The Nasdaq Stock Market LLC (“Nasdaq”) on December 9, 2022, that the trading in PME stock has been suspended in response to the actions by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). In a press release earlier the same day, OFAC designated certain individuals and companies along with their affiliated entities, including the Company and its Chairman and Chief Executive Officer, Mr. Xinrong Zhuo, as well as certain vessels in which the Company has an interest, in the list of Specially Designated Nationals (“SDN List”). The details of the sanctions may be referenced at https://home.treasury.gov/news/press-releases/jy1154 and https://home.treasury.gov/policy-issues/financial-sanctions/recent-actions/20221209.

OFAC stated in its press release that these actions are taken pursuant to Executive Order 13818, issued by former President Trump on December 20, 2017 (“EO 13818”). OFAC issued two general licenses (“GLs”), Global Magnitsky GLs 3 and 4. GL 3 authorizes U.S. persons to engage in certain transactions ordinarily incident and necessary to the wind down of financial contracts and other agreements related to the Company, or the divestment or transfer of debt or equity of the Company, which is currently listed on the Nasdaq Stock Market, to a non-U.S. person through 12:01 a.m. eastern standard time, March 9, 2023. GL 4 authorizes U.S. persons to engage in transactions that are ordinarily incident and necessary to the wind down of transactions involving a vessel in which one or more of the blocked entities have an interest, through 12:01 a.m. eastern standard time, March 9, 2023. For additional details, see https://home.treasury.gov/system/files/126/glomag_gl3.pdf and https://home.treasury.gov/system/files/126/glomag_gl4.pdf.

The Company conducts marine fishing operations in international waters with owned or licensed vessels, and has endeavored to ensure that its fishing methods are in compliance with international standards and the laws and regulations of the operating waters. The Company’s human resource management is in compliance with the Labor Law and the Labor Contract Law of the PRC, and the Company strives to comply with the laws of all other jurisdictions that have approved the Company’s fishing operations, and other relevant international laws.

The Company is thoroughly assessing the possible impact of this incident on the Company’s business and prospects. The Company intends to take appropriate measures to protect the interests of the Company and its shareholders, and is currently reviewing its options to seek removal from the SDN List.

About Pingtan

Pingtan is a fishing company primarily engaging in ocean fishing through an operating subsidiary based in the PRC. Pingtan conducts marine fishing operations in international with owned or licensed vessels.

Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to statements regarding the development of the sanction incident and the Company’s measures, as well as the Company’s compliance with relevant laws and regulations, including Nasdaq listing rules.  Actual results and the timing of relevant events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. These forward-looking statements are based on the Company’s current expectations and involve known and unknown risks and uncertainties. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

ir@ptmarine.net

INVESTOR RELATIONS

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